

Judd Hollas

Co-Founder & CFO at Newchip

Austin, Texas Area

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I currently serve as Chief Financial Officer of Newchip, the leading marketplace aggregator of crowdfunding investment deals. The Newchip infrastructure unifies a billion-dollar global market that has been fragmented into hundreds of platforms by funneling investment opportunities into one con...

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Experience

newchip

Co-Founder & CFO

Newchip

Aug 2017 – Present • 11 mos

Austin, Texas

• Newchip is an innovative investment marketplace aggregator focused on connecting millions of millennial investors to thousands of investment opportunities.
• Leverage over 10 years of experience in operating investment platforms to help Newchip maintain and greatly expand its market leadership.
• Lead the operational expansion of Newchip in preparing for and accommodating hyper-growth within its marketplace and global business operations.
• Assist in fundraising efforts and the development of strategic partnerships with major financial institutions, technology partners, and government entities.
• Implement systematic approaches for monitoring and optimizing operational performance and value creation for customers and shareholders.

Startup & Growth Businesses

Business Consultant & Advisor

Startup & Growth Businesses

Aug 2015 – Jul 2017 • 2 yrs

Austin, Texas

• Consulted and advised startup and growth oriented businesses in planning and strategy, technology and product development, financial management, marketing strategies, and fundraising efforts.
• Assisted clients by performing market and competitive research, technology design and road mapping, financial modeling and projections, and fundraising preparation.

Equity Net

President & CEO

EquityNet

Jan 2008 – Jul 2015 • 7 yrs 7 mos

Fayetteville, Arkansas









• EquityNet.com was the first business crowdfunding platform launched in North America and has operated one of the most recognized crowdfunding platforms since 2005.
• Conducted extensive market, competitive, and intellectual property research to identify the emerging market opportunities for crowdfunding.
• Raised $5 million in total capital from angel investors, investment firms, and by utilizing crowdfunding throughout the company's history.
• Recruited, trained, and managed a staff of over 25 people throughout the maturation of EquityNet, and built partnerships with various outsourced service providers.
• Established many strategic partnerships with Fortune 500 companies, universities and accelerators, state and federal government agencies, and venture capital groups.
• Developed a sophisticated web marketing model for marketplace hyper-growth, managed all Google Adwords campaigns, and optimized conversion funnels and product pricing.
• Performed all of the operational and accounting control functions throughout the company's history, resulting in breakeven operations at only $1.5 million in revenue.
• Achieved and maintained annual growth rates of 100% to 200% in web traffic volume, marketplace population, member activity, and total revenue.
• Led EquityNet to become a leading crowdfunding platform with over 200,000 individual members, 20,000 companies, and $300 million in capital raised by client companies.
• Negotiated the sale of EquityNet to an affiliate of a global financial services company.

Equity Net

Founder & CTO
EquityNet
Jan 2005 – Dec 2007 • 3 yrs
Fayetteville, Arkansas

• Obtained five U.S. patents for various crowdfunding and business analysis technologies, including for capital e-marketplaces, business analysis, risk quantification, and business monitoring. See patents listed and linked below.
• Designed the EquityNet crowdfunding platform and developed the world's first online business planning and analysis software, a business risk prediction system, integrated messaging and activity tracking systems, and the industry's first algorithmic scoring systems to rank businesses by multiple scoring metrics.

Public Securities Markets

Independent Investment Manager
Public Securities Markets
Aug 1997 – Dec 2004 • 7 yrs 5 mos
Austin, Texas

• Managed over $10 million in client and personal assets, including portfolios of public stocks, bonds, mutual funds, and real estate holdings.
• Invested in hundreds of fixed income and equity securities and over 50 emerging technology companies in a wide range of industry sectors.
• Generated proprietary research that was instrumental in the performance of managed investment portfolios by employing unique statistical and quantitative methods and market, competitive, and business intelligence.

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Education

Chartered Financial Analyst Institute

Chartered Financial Analyst Institute
Level I and II of CFA Program
2004 – 2005

• Accounting, Economics, Fundamentals of Financial Management, Analysis & Use of Financial Statements, Analysis of Derivatives, Quantitative Methods
• Investment Analysis & Portfolio Management, Analysis of Equity Investments & Valuation, Fixed Income Analysis, International Investments, Private Equity

University of Tulsa

University of Tulsa
B.S. Chemical Engineering, Engineering Design, Environmental Engineering, Graduate Research, 3.8 GPA
1993 – 1996

Received a degree in Chemical Engineering with honors while playing football under scholarship.



Colorado State University

Bachelor of Engineering (B.E.), Mechanical Engineering

1991 – 1992

Studied Mechanical Engineering while playing football under scholarship.

Skills & Endorsements

Private Equity · 34

 Endorsed by **Alan Donenfeld, who is highly skilled at this**

Entrepreneurship · 33

Endorsed by **Josef Holm and 9 others who are highly skilled at this**

Start-ups · 21

 Endorsed by ☼ **Rob Moss, CCA² ☼ and 6 others who are highly skilled at this**

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Recommendations

Received (5)   Given (2)

Joshua Eno

Principal Software Engineer, Data Science Tech Lead at MapQuest

February 12, 2017, Joshua reported directly to Judd

Judd and I collaborated for 8 years in designing and building out the patented technologies of EquityNet. I enjoyed the experience in working with Judd and was impressed with his initial vision for the technology as well as his creativity and ability to adapt to changing opportunities. He excelled in designing software specifications that I could develop and implement into market-leading applications.

Joy Schoffler

Chief Strategy Officer at Real Estate Focused Private Equity Firm, Casoro Capital

August 17, 2015, Joy worked with Judd but at different companies

I have worked with dozens of crowdfunding platforms over the years and have been amazed by the growth and success I have seen Judd bring to EquityNet. He is one of the smartest hardest working people I have ever met with a work ethic and intellect that is very rarely seen.

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